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Sequans to Expand 4G and 5G Partnership with Renesas

Reinforced Business Agreements Strengthen Go-to-Market Capability

PARIS, France –January 5, 2022 – Sequans Communications S.A. (NYSE: SQNS), a leading provider of cellular IoT chips and modules, announced today an expansion of its existing 4G/5G licensing agreements with Renesas Electronics Corporation (TSE:6723, “Renesas”), a premier supplier of advanced semiconductor solutions, granting special rights to Renesas that strengthen the go-to-market opportunities for Sequans’ LTE-M/NB-IoT Monarch 2 and Taurus 5G platforms. In particular, by building on Renesas’ extensive sales, distribution and customer support capabilities, the deal allows Sequans to expand its serviceable addressable market to India. Additionally, Renesas will take a small equity stake in Sequans, and Renesas’ Executive Vice President and Head of IoT and Infrastructure business unit, Dr. Sailesh Chittipeddi, will be nominated for election to the Sequans board of directors at the June 2022 shareholder meeting. The combined value of the business agreements and the equity investment, which is expected to close by January 14, 2022 subject to customary closing conditions, is approximately $20 million.

These multi-year agreements are designed to allow Sequans and Renesas to achieve several mutually beneficial goals. First, the agreements provide better control of manufacturing and product cost, which is especially important given the current supply challenges. Second, the agreements reinforce the joint product offerings and expand market opportunities. Third, the equity stake and board seat facilitate management alignment to strengthen the partnership and make the joint business successful.

“We are pleased to further strengthen our relationship with Renesas with both the LTE-M/NB-IoT and 5G businesses, as well as the opportunity to add Dr. Chittipeddi to the Sequans board,” said Georges Karam, CEO of Sequans. “The expanded agreements reinforce our sales strategy and provide access to numerous new opportunities with a unique competitive solution while allowing us to leverage Renesas’ strong global brand and manufacturing advantages.”

“Renesas values Sequans’ comprehensive cellular IoT offering, which brings our global customers and us advanced 4G/5G IoT capabilities that can address the broadest scope of applications and develop new markets with unique needs,” said Dr. Sailesh Chittipeddi. “Our deepening collaboration with Sequans enhances our global presence with best-in-class cellular IoT solutions.”

Forward Looking Statements
This press release contains forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding the expected timing of the closing of the equity investment and potential for joint business expansion, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com, and follow us on Twitter and Linked-In

Sequans media relations: Kimberly Tassin (USA), +1.425.736.0569, kimberly@sequans.com
Sequans investor relations: Kim Rogers (USA), +1 385.831.7337, kim@haydenir.com